November 9, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michell Austin
Larry Spirgel

Re:	Box, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2020
Filed March 19, 2020
File No. 001-36805

Ladies and Gentlemen:

On behalf of our client, Box, Inc. (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 26, 2020, relating to the above referenced Form 10-K for the fiscal year ended January 31, 2020 (the “Form 10-K”).

For the Staff’s convenience, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

Form 10-K for the Fiscal Year Ended January 31, 2020

Item 11. Executive Compensation (incorporated by referenced from Definitive Proxy Statement filed May 28, 2020), page 100

On page 33 of your proxy statement, you identify three named executive officers. Item 402(a)(3) of Regulation S-K requires executive compensation disclosure for a company’s principal executive officer, principal financial officer and its “three most highly compensated executive officers other than the principal executive officer and the principal financial officer who were serving at the end of the last completed fiscal year.” Please advise why you provided executive compensation disclosure for the fiscal year ended January 31, 2020 for only one executive officer in addition to your PEO and PFO. We note that your website identifies 14 individuals as members of your “executive team.”

Securities and Exchange Commission

November 9, 2020

The Company respectfully advises the Staff that the Company’s board of directors annually considers and designates the members of its management team who qualify as an “executive officer” within the meaning of Rule 405 under the Securities Act of 1933, as amended, and Rule 3b-7 under the Securities Exchange Act of 1934, as amended (collectively the “Rules”). The individuals designated as executive officers for the year ended January 31, 2020 for purposes of the Rules were disclosed in the Company’s Definitive Proxy Statement filed May 28, 2020 (the “Proxy Statement”) under the heading “Executive Officers” as required by Item 401(b) of Regulation S-K. The Company respectfully submits that the other members of the management team identified on the “Executive Team” page of the Company’s website did not perform a policy making function and were not in charge of a principal business unit, division or function such that they would qualify as an executive officer under the Rules for the year ended January 31, 2020. As is common with technology companies, the Company’s website lists certain chief officers and senior vice presidents for its sales, product, legal, human resources and technology functions for informational purposes, and not because such individuals are necessarily in charge of a principal business unit or perform a policy making function within the meaning of the Rules.

The Company respectfully advises the Staff that, in making its executive officer determinations under the Rules, the Company considered the substantive functions and responsibilities of its leadership team rather than their titles. The Company also considered its lack of any separate principal business units, divisions or segments. Other than those determined by the Company to be executive officers under the Rules and disclosed in the Proxy Statement, the Company did not consider any of the other members of the leadership team identified on the “Executive Team” page of the Company’s website to have been in charge of a principal business unit, division or function or to have performed a policy making function for the year ended January 31, 2020 within the meaning of the Rules.

For example, our Chief Revenue Officer, Chief Marketing Officer and Chief Customer Officer all report to our Chief Operating Officer, Stephanie Carullo, who is ultimately responsible for policy-making for each of those functions. Similarly, our finance, accounting, legal, human resources and information technology functions report to our Chief Financial Officer and co-founder, Dylan Smith. Accordingly, Mr. Smith is ultimately responsible for policy-making for each of those functions. The Company additionally notes that Aaron Levie, its Chief Executive Officer, and Mr. Smith co-founded the Company and have been primarily responsible for its policy-making since its inception. The Company’s leadership structure reflects the Company’s belief that Messrs. Levie and Smith, as our co-founders, as well as Ms. Carullo, our Chief Operating Officer are best positioned to identify strategic priorities, lead critical discussion and execute our business plans.

In accordance with the determination by the Company’s board of directors, the Company disclosed the compensation for each executive officer who served as such during the fiscal year ended January 31, 2020 in its Proxy Statement in compliance with Item 402(a)(3) of Regulation S-K.

Securities and Exchange Commission

November 9, 2020

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

*****

Securities and Exchange Commission

November 9, 2020

Please contact me at (650) 320-4738 or David Leeb of the Company at (650) 209-1972 if you wish to discuss the response to the Staff’s comment.

Sincerely,

/s/ Jose F. Macias
Jose F. Macias
Wilson Sonsini Goodrich & Rosati, P.C.

cc:	Aaron Levie, Box, Inc.
Dylan Smith, Box, Inc.
David Leeb, Box, Inc.

Lauren Lichtblau, Wilson Sonsini Goodrich & Rosati, P.C.